Exhibit 99.8

The following is the material presented to the Special Committee at its third and fourth meetings discussing and quantifying the potential “going dark” transaction.

Special Committee of the Board of Directors Meeting

Champion Industries Headquarters, Huntington, WV – 10:30 A.M.

January 11, 2016

AGENDA

I.           Call to Order...............................................................................................................................................................................................L. Akers

II.           Review and Approval of Prior Meeting Minutes....................................................................................................................................L. Akers

III.           Discussion of Updated Draft Valuation................................................................................................................................................J. Evans/ R. Hunter

IV.           Updated Shareholder Listing / Cash Out Listing..................................................................................................................................J. Evans
V.           Final Ratio Analysis Discussion............................................................................................................................................................J. Evans

VI.           Other Discussion Matters....................................................................................................................................................................All Members

VII.           Timeline for Completion Discussion...............................................................................................................................................J. Evans/ R. Hunter

VIII.           Recommendation to the Board of Directors..................................................................................................................................L. Akers/ G. Wilcox

IX.           Adjournment........................................................................................................................................................................................L. Akers

Agenda Item #2

Review and Approval of Prior Meeting Minutes

See Exhibit A attached hereto (included in Exhibit 99.6 of this Schedule 13E-3 filing).

Agenda Item #3

Discussion of Updated Draft Valuation

Attached as Exhibit B (included in Exhibit 99.7 of this Schedule 13E-3 filing) is an updated draft of the valuation of the Company’s stock; there were a few updates made from the initial version but the outcome did not change significantly. We will not have a final valuation report until the end of January, but the numbers will not change. Chaffe will only add narrative to the valuation and submit to the Company in a more formal fashion. I believe the substantive material and information is present to proceed with a recommendation to the Board of Directors.

Agenda Item #4

Updated Shareholder Listing / Shareholder of Record Cash Out Listing

Attached as Exhibit C (withheld from this Schedule 13E-3 filing as it contains names of the Company's shareholders) is the summary page of an updated shareholder listing dated January 4, 2016. The listing shows that the Company’s shareholders of record have decreased since the initial discussions took place in October, 2015. At that time the Company had approximately 355 shareholders of record and as of January 4, 2016, the Company had 346 shareholders of record.

Agenda Item # 5

Final Ratio Analysis Discussion

Given the Company now has 346 shareholders of record, and assuming the 1:200 ratio, 131 shareholders of record would still be cashed out. Bring the post-split total record holders to 215. Exhibit C (withheld from this Schedule 13E-3 filing as it contains names of the Company's shareholders) gives a detailed list of shareholders and number of shares to be cashed out.

Agenda Item #6

Other Discussion Matters

Attached as Exhibit D (included in Exhibit 99.6 of this Schedule 13E-3 filing) , is the information from the prior Special Committee meeting that includes a liquidity and cost of transaction discussion. This agenda item is to review and discuss any pertinent information prior to making a recommendation to the Board of Directors.

Agenda Item #7

Timeline for Completion

Week of January 11, 2016………………………………...have third special committee meeting and devise final recommendation to the Board of Directors

Week of January 18, 2016……………………………………..the Board of Directors receive the recommendation of the Special Committee and vote to proceed or not; approve a resolution  to (1) must authorize reverse split, ratio, and purchase price for fractional shares (2) Approve Amendments of Articles (3) set target dates for meeting, record date, effective date, etc. and (4) authorize preliminary Proxy materials and Schedule 13E-3. Rule 13-E-3 Disclosures.

Week of January 25, 2016………………………………….File Proxy Materials and 13E-3 Schedule and Disclosures with SEC and Also file a SEC Form 8-K to disclose the Company’s intentions for this transaction.

January 25, 2016 to February 25, 2016…………………………….SEC Review Period / Send Proxy Materials to Shareholders

March 21, 2016…................................................…………………. Annual Shareholder Meeting and Board of Directors Meeting directly following to approve any further action necessary

Week of March 21, 2016…………………………………………...File Form 8-K, obtain new cusip, file FINRA notice, trading symbol follow-up, Make final arrangements with transfer agent, transmittal letter/funding, address dissenter appraisal rights, File Articles of Amendment to Articles of Incorporation, authorizing reverse split

April 1, 2016………………………………………………………..Effective date of Reverse Stock Split.

Agenda Item # 8

Recommendation to the Board of Directors

The following should be considered in making the recommendation to the Board of Directors:

1.	Pre-split price per share paid for fractional shares

2.	Reverse split ratio

3.	Current shareholders of record

4.	Total beneficial shareholders (including those in street name)

5.	Anticipated post reverse split shareholders of record

6.	Factors considered by the Special Committee (including cost savings and liquidity discussion)

7.	Assumed post-split trading price

8.	Timeline and action items for completion

9.	Other pertinent factors for the Boards consideration

Agenda Item # 9

Adjournment

The following are the minutes of the third Special Committee Meeting discussing the potential “going dark” transaction.

CHAMPION INDUSTRIES, INC.
Special Committee of the Board of Directors Meeting
Champion Industries, Inc. Headquarters, Huntington, WV – 10:30AM
January 11, 2016

Special Committee Members: Lou Akers, Glenn Wilcox

Special Committee Subject Matter: Continued Exploration of Potential “Going Dark” Transaction, and Review and Discussion of Revised Draft Executive Summary and Supporting Exhibits and Worksheets (“Revised Draft Valuation/Summary”) Prepared by Chaffe & Associates, Inc. (“Chaffe”) and Constituting Chaffe’s Draft Valuation Report.

In Attendance in Person:  Lou Akers (Chairman of the Committee)

In Attendance by Phone: Glenn Wilcox

Non-Directors Present by Invitation:  Justin T. Evans, Chief Financial Officer (in Attendance), Roger Hunter, Legal Counsel – Bowles Rice LLP (by Phone)

I.	Call to Order and Review of Agenda

Mr. Akers called the meeting to order and confirmed that everyone had received and had the chance to review the Agenda and had received the materials prepared for this meeting and circulated beforehand (to Committee members and Mr. Hunter) by Mr. Evans at the request of the Committee.

A copy of these materials is attached to and made a part of these minutes.  The materials (44 pages total) consisted of:

•	the Agenda (page 1),
•	three (3) pages of additional information for discussion of Agenda items II through VIII (pages 2 - 4),
•	an Exhibit A (included in Exhibit 99.6 of this Schedule 13E-3 filing) which contained a cover page (page 5) and the draft Minutes of the January 4, 2016 meeting of the Committee (pages 6 - 14);
•
an Exhibit B (included in Exhibit 99.7 of this Schedule 13E-3 filing) which contained a cover page (page 15) followed by the 19-page Revised Draft Valuation/ Summary (pages 16 - 33) reflecting changes made by Chaffe & Associates, Inc. (“Chaffe”) after Mr. Evans passed along the questions and requests for clarification that had been discussed at the Committee’s January 4, 2016 meeting;

•
an Exhibit C (withheld from this Schedule 13E-3 filing as it contains names of the Company's shareholders) which contained a cover page (page 34) followed by a 4-page excerpt of a 1/4/16 computerized analysis of existing shareholders of record, (pages 35 - 38), which indicates there are 131 shareholders of record with less than 200 shares of Class A Common Stock; and

•
an Exhibit D (included in Exhibit 99.6 of this Schedule 13E-3 filing) which contained a cover page (page 39) followed by the Agenda for the 1/4/16 meeting (page 40) and five pages of meeting materials prepared and circulated by Mr. Evans for the 1/4/16 Committee meeting and providing additional information concerning 1/4/16 Agenda items II through VII (pages 41 - 44).

The Committee by unanimous consent proceeded to address each of the remaining Agenda items.

II.	Review and Approval of Minutes of Prior Meeting

Mr. Akers confirmed that all Committee members had had a chance to review the minutes as submitted with the above meeting materials.  Brief discussion ensued.

Upon motion of Mr. Wilcox, duly seconded by Mr. Akers, the Minutes were approved unanimously.  A copy of the Minutes as approved is included as Exhibit A (included in Exhibit 99.6 of this Schedule 13E-3 filing) in the meeting materials attached hereto and made a part of these Minutes.

III.	Discussion of Revised Draft Valuation/Summary

The Committee asked Mr. Evans to highlight the revisions and clarifications made by Chaffe and reflected in the Revised Draft Valuation/Summary attached as Exhibit B to these Minutes.  Mr. Evans noted those (e.g., updating the interest rates used in the WACC calculation) and indicated that they did not have a material effect on the valuation overall but that, due to rounding, the range of fair market value per share as determined by Chaffe was now 17 cents to 21 cents (Chaffe now had to round up to 21 cents whereas it had  had to round down to 20 cents in the initial draft reviewed on 1/4/16).

The Committee discussed the Revised Draft Valuation/Summary.  Mr. Akers and Mr. Wilcox said that after reviewing the Revised Draft Valuation/Summary, their impression continued to be that the work and report appeared to be thorough and well done with substantial data and information supporting Chaffe’s conclusions of fair market value as of December 26, 2015.

The Committee asked Mr. Evans when the final report of Chaffe would be available.  Mr. Evans indicated that the final report would not have new calculations or numbers, and that the range (17 cents to 21 cents) would not change nor would the supporting worksheets/exhibits.  Rather, the final report would add more narrative discussion to go along with each of the key supporting worksheets/exhibits.  The conclusions and numbers would not change.

Upon motion of Mr. Wilcox, duly seconded by Mr. Akers, the Revised Draft Valuation Report was accepted and approved unanimously for submission to the full Board of Directors.  A copy of the Revised Draft Valuation Report as approved is included as Exhibit B (included in Exhibit 99.7 of this Schedule 13E-3 filing) in the meeting materials attached hereto and made a part of these Minutes.

IV.	Updated Shareholder-of-Record Listing/ Cash Out Listing

The Committee next discussed the listing of shareholders of record. A copy of the shareholder listing is included as Exhibit C (withheld from this Schedule 13E-3 filing as it contains names of the Company's shareholders) in the meeting materials attached hereto and made a part of these Minutes.

At the request of the Committee, Mr. Evans elaborated on the updated listing and what it showed.

First, Mr. Evans noted that as of the 1/4/16 report, there were 346 shareholders of record holding Class A Common Stock (the Company’s publicly registered common stock in question, which is sometimes simply referred to in some of the documents as the “common stock”).  This represented a decrease of 9 since the shareholder listing report reviewed by the Committee at its first meeting in October 2015.

Second, the 1/4/16 report had shown that 131 shareholders of record held less than 200 shares.  Thus, using the 1:200 reverse split ratio (which is sometimes also referred to as a “200 to 1” or “200:1” reverse stock split), 131 shareholders of record would end up with less than one (1) whole share after the reverse split.  Therefore, 131 shareholders of record would have fractional shares that would have to be purchased and cashed out.

Third, this would mean that after the 1:200 reverse stock split ratio, it was anticipated that the shareholders of record would decrease to 215.  This would be below the 300 shareholders-of-record threshold, and would provide a buffer (or margin of safety) of 85 shareholders-of-record.

The Committee discussed this updated shareholder listing information and proceeded to discussion of the reverse stock split ratio.

V.	Final Ratio Analysis Discussion

The Committee next discussed the 1:200 reverse stock split ratio, as approved unanimously by the Committee at its 1/4/16 meeting, in light of the updated shareholder listing information.  The Committee noted that the 1:200 ratio is expected to result in a buffer of 85 shareholders of record, which would be a significantly larger buffer than would result from using a 1:100 ratio (which would result in 266 record shareholders, or a buffer of only 34).

The Committee then discussed with Mr. Evans the differences in costs by  using a 1:200 ratio instead of the 1:100 reverse split ratio.  Mr. Evans confirmed that, although the 1:200 ratio provides a much larger buffer below the 300 threshold, the extra cost (vs. 1:100 ratio) is not very large.

The Committee re-affirmed that a 1:200 reverse stock split ratio (where someone holding 200 pre-split shares of Class A Common Stock before the reverse split would end up with 1 share after the reverse stock split) was the optimal ratio if the reverse stock split is ultimately approved and pursued.

The Committee discussed the updated costs of a potential "going dark" transaction, reviewing the updated cost information Mr. Evans had provided in the meeting materials.  Mr. Akers indicated that the Committee had hoped to stay under $150,000 estimated cost, if a potential transaction were ultimately approved, and that so far this seemed achievable based on the Draft Valuation/Summary and updated cost information.

As the cost discussion continued, the discussion moved to the issue of what reverse split ratio to use if a potential transaction is ultimately approved and undertaken.  Mr. Akers asked Mr. Evans to provide an overview of the updated information on possible reverse split ratios.

VI.	Discussion of Other Related Matters Including Price for Fractional Shares

The Committee next discussed price for cashing out fractional shares and the other matters identified in the meeting materials attached hereto as factors to consider in making a recommendation to the Board of Directors.  The Committee noted that today and at its last meeting, it had discussed and considered already (a) the reverse split ratio, (b) current shareholders of record, (c) issues surrounding shares held in street name (and the “kickout” risks that could arise and would need to be monitored), (d) anticipated number of post-split shareholders of record, (e) liquidity of Class A Common Stock (which is very low already), (f) cost savings (anticipated to be at least approximately $220,000 per year of cost of SEC reporting and related costs of being a public company), (g) post-liquidity trading price (which, by being above $50/share could have some advantages to shareholders after any potential reverse split transaction), and (h) the general time line (with the current thinking that the necessary amendment to the Articles of Incorporation should be presented for a vote at the 2016 annual meeting of shareholders scheduled for March 21, 2016.

The Committee also noted that finalizing an estimate of the transaction costs of a reverse stock split followed by SEC deregistration (sometimes referred to as “going dark”), would require finalizing a recommendation as to the price per share that should be paid for pre-split shares belonging to shareholders with less than 200 shares.

The Committee then had an extended discussion of price.  In addition to the Revised Draft Valuation Report, the Committee focused on trading and price history over the last year.  The Committee noted that the volume weighted average price (“VWAP”) of Class A Common Stock in late December 2015 had been 24 cents.

The Committee, after extensive discussion, indicated that, while it felt a premium should be paid over both the VWAP (24 cents/share for pre-reverse split shares) and the top of the valuation range (i.e., 21 cents/share for pre-split shares) set forth in the Revised Draft, the Committee needed additional time to consider all the relevant factors in order to reach a price recommendation for pre-split shares of Class A Common Stock.

At the conclusion of its deliberations, the Committee also expressed its tentative view that such premium price recommendation should be in the range of 25 cents/share to 30 cents/share.

The Committee asked Mr. Evans to obtain updated trading and price history information and share that with the Committee at its next meeting, which the Committee wanted to have soon.

VII.	Discussion of Timeline

The Committee discussed the general time line.  The Committee wanted to conclude its work in the next few business days.

That way, if the Committee was able to reach a final recommendation for the Board, that recommendation could be presented to the full Board in time for the Board’s consideration and possible action at its monthly meeting to be held on Monday, January 18, 2016.

The Committee asked Mr. Hunter to advise if that timing would allow the necessary amendments to the Articles of Incorporation to be presented for a vote of shareholders at the 2016 annual meeting set for March 21, 2016.  Mr. Hunter indicated that it probably would suffice, but he noted again that there would be several SEC filings that would need to be prepared and made as noted in the January 4, 2016 meeting of the Committee.  Those filings would include Schedule 14C proxy materials and Schedule 13E-3 disclosures by the Company.  A Form 8-K would need to be filed as well.  Affiliates would need to file amended Schedule 13D’s and join the Schedule 13E-3 (assuming they concur in the Committee’s recommendations and assuming the Board approves those recommendations and proceeds with the potential transactions).  Mr. Hunter noted that the time line was subject to, and could be affected by, possible SEC comments on the Company’s filings related to the reverse stock split and subsequent deregistration.

The Committee's consensus was that this general time line, as it has been refined in the timing discussion was appropriate and should be pursued.   The Committee discussed dates and times for its next meeting, and the consensus was that Wednesday January 13, 2016 at 10:30 a.m. would work for the Committee members.  Mr. Evans and Mr. Hunter indicated that date and time would work for them as well.

VIII.                      Next Meeting; Adjournment.

There being no further business to come before the Committee, Mr. Wilcox moved that the meeting be adjourned and that the Committee meet again on Wednesday January 13, 2016 at 10:30 a.m. Eastern time.  Mr. Akers seconded the motion which was unanimously approved.

The meeting adjourned at approximately 11:25 a.m. Eastern time.

The following are the minutes of the fourth Special Committee Meeting discussing the potential “going dark” transaction.

CHAMPION INDUSTRIES, INC.
Special Committee of the Board of Directors Meeting
Champion Industries, Inc. Headquarters, Huntington, WV
Initially convened at 10:30AM (and reconvened at 2:00 PM)

January 13, 2016

Special Committee Members: Lou Akers, Glenn Wilcox

Special Committee Subject Matter: Continued Exploration of Potential “Going Dark” Transaction, and Recommendations to Full Board and Supporting Rationale.

In Attendance in Person (at the reconvened meeting):  Lou Akers (Chairman of the Committee)

In Attendance by Phone: Glenn Wilcox

Non-Directors Present by Invitation:  Justin T. Evans, Chief Financial Officer (in Attendance), Roger Hunter, Legal Counsel – Bowles Rice LLP (by Phone)

I.	Call to Order; Reconvening of the Meeting; and Review of Agenda

Mr. Wilcox called the meeting to order initially.  Mr. Hunter indicated that he had spoken with one of Bowles Rice’s partners whose legal work for over 30 years has focused on bankruptcy and creditors’ rights (Ms. Julie Chincheck).  Specifically, he had asked her how the percentage discounts to net book value used in Chaffe’s liquidation analysis compared to what she has seen in liquidations over her 30-plus-year career involving companies in industries with slow, no or negative growth.  Mr. Hunter indicated that Ms. Chincheck had reported that in the course of her career it was common for a significantly greater discount to net book value to be realized by companies regardless of whether those companies were doing an orderly liquidation outside of bankruptcy or a liquidation in bankruptcy.  She felt that Chaffe’s discount percentages were not too low and that a higher discount percentage could be supported based on her experience.

When it was learned that something had come up and the Chairman was unable to attend until the afternoon, the meeting was recessed to 2:00 PM.

When the meeting reconvened at 2:00 PM, the Committee and Mr. Evans and Mr. Hunter were present either in person or by phone as noted above.

The Chairman briefly reviewed the matters covered up to that point by the Committee in its prior sessions to date.  The Chairman then noted that it appeared that, subject to reaching agreement on price, the Committee was nearly ready to make recommendations to the full Board.

The Chairman asked Mr. Evans and Mr. Hunter to advise what work remained to be done by the Committee in addition to reaching a recommendation as to the price for pre-split shares at which fractional shares would be cashed out after the possible reverse stock split if it were approved by the Board.

Mr. Evans and Mr. Hunter discussed the points that needed to be covered in the form of a formal motion and recommendation, with supporting rationale, that needed to address each of the following elements:

•	Recommendation that the proposed reverse stock split, followed by SEC deregistration, be approved by the full Board
•	Recommended reverse stock split ratio for Class A Common Stock,
•	Recommended price to be paid for fractional shares after the reverse stock split,
•	The current number of shareholders of record and how that was anticipated to change after the reverse stock split,
•	Recommendation that the full Board approve, and submit to shareholder vote, an amendment to the Articles of Incorporation of the Company to allow the reverse stock split to be carried out,
•	The estimated cost savings per year if the Company were no longer subject to SEC reporting,
•
The estimated transaction costs of the proposed reverse stock split followed by SEC deregistration (assuming no post-transaction litigation and an SEC comment period that did not extend beyond 30 days),

•	Recommendation that the Board should approve and authorize all necessary SEC filings and other acts, filings and documentation to carry out and implement the proposed transactions,
•	Recommendation of the time line for presenting the amendment to the Articles to the shareholders, carrying out the reverse stock split, and deregistering with the SEC, and
•	Summary of the rationale for these recommendations.

The Chairman noted that the Committee was nearly ready to make recommendations on all these points and provide those recommendations and the Committee’s reasoning to the full Board.  However, he noted that before it could make its recommendations, the Committee needed to take up the issue of price as its first order of business today, because that was the main item remaining open and the price recommendation also would affect the estimated cash-out costs and overall transaction costs.

The Chairman noted that the Committee wanted to keep below $150,000 as a target if any going dark transaction was ultimately approved and pursued.  The discussion turned to the issue of price and the related subjects of cash-out costs and overall transaction costs.

II.	Continued Discussion of Price and Costs; Motion Making Recommendations to the Full Board of Directors (with Supporting Rationale)

Mr. Akers confirmed that all Committee members had had a chance to review the updated trading information report circulated by Mr. Evans (i.e., a one-page OTC Market Report as of 1/8/16).

Mr. Evans indicated that the updated report showed a volume weighted average price (VWAP) of just under 24 cents ($0.23941 per share), which rounded to 24 cents.  This was the same VWAP (24 cents) as had been shown on the late December report on trading/price history had shown.

The Committee discussed the information on the new OTC Market Report, including the VWAP, as well as the Chaffe valuation as set forth in the Revised Draft Valuation Report (received and discussed at the January 11, 2016 meeting of the Committee).  The Committee felt that a premium was appropriate, and that the premium should be a premium both to VWAP (24 cents) and to the high end of the Chaffe valuation range (21 cents).

Mr. Akers and Mr. Wilcox both noted that, at the end of its meeting on January 11, 2016, the Committee was reviewing a premium price in the range of 25 cents to 30 cents per share.

Mr. Akers noted that the Committee had asked Mr. Evans to calculate the difference in cash-out price (using a 1:200 reverse stock split ratio) between a price of 25 cents and a price of 30 cents.  Mr. Evans provided the Committee with that information.  He advised that the difference was approximately $4,400 between 25 cents and 30 cents, and approximately $8,800 between 20 cents per share and 30 cents.  This was a difference of approximately $880 for each increase of 1 cent.  At 30 cents per share, cash-out cost would be estimated at $26,400.

The Committee noted that, even if 30 cents per share were recommended and used (with a cash-out price of $26,400), the estimated overall transaction costs would still be well below the target of $150,000.  Mr. Evans confirmed that.

Assuming no post-transaction litigation or extra compliance costs (and assuming an SEC comment period that did not exceed 30 days), and using 30 cents per share as the cash-out price for fractional shares, the estimated total transaction costs are approximately $111,500.

The Committee also noted that if the Company were to use 30 cents per share as the price for cashing out fractional shares, the estimated overall transaction costs likewise would be well below (approximately 49.32% lower than) the estimated $220,000 per year in costs savings if the Company no longer were an SEC reporting company.

Giving weight to (a) the trading and price history, including the VWAP of 24 cents, (b) the Chaffe valuation in the Revised Draft Valuation/Summary, and (c) the Committee’s judgment that a premium should be paid, and further taking into account (d) the cash-out cost (and overall transaction cost) information and estimates provided by Mr. Evans, the Committee reached a consensus on a recommended price of 30 cents per pre-split share of Class A Common Stock.

The Committee then discussed further each of the elements that needed to be included in the Committee’s recommendation to the full Board of Directors.  At the request of the Committee, Mr. Hunter reviewed one last time each of the elements that should be included in the recommendation.  The Committee noted it had reached consensus now on each element including price.

Mr. Hunter then noted that a summary of the Committee’s rationale for its recommendations should be provided along with those recommendations.  The Committee noted that its reasoning was reflected in the minutes of its prior meetings and from the Committee’s discussions today and in its last meeting on Monday January 11, 2016.

After further discussion of the required elements, and after summarizing the Committee’s views on what to recommend (including price) and the supporting rationale, Mr. Wilcox moved and Mr. Akers seconded a motion that the Committee adopt the specific recommendations (including without limitation the 1:200 reverse stock split ratio and the 30 cents per pre-split share cash-out price for fractional shares after the split) and the supporting rationale that are set forth in the 3-page summary (entitled “CHAMPION INDUSTRIES, INC. SPECIAL COMMITTEE RECOMMENDATIONS AND SUPPORTING RATIONALE”) attached to and made a part of these Minutes (included in Exhibit 99.10 of this Schedule 13E-3 filing) (the “Summary of Recommendations and Supporting Rationale”).  The motion passed unanimously.

The Committee asked Mr. Evans to provide a copy of the Summary of Recommendations and Supporting Rationale to the full Board of Directors along with copies of minutes and meeting materials reviewed by the Committee.  The Committee instructed that these materials should include the Revised Draft Valuation Report accepted and approved for submission to the full Board at the Committee’s meeting on January 4, 2016.

The Committee requested that Mr. Hunter plan to attend the portion of the Board of Directors meeting on Monday January 18, 2016 at which the Committee’s recommendations and reasoning would be considered and discussed by the full Board.  Mr. Hunter indicated that he would plan on attending.

VIII.                      Adjournment.

There being no further business to come before the Committee, Mr. Wilcox moved that the meeting be adjourned.  Mr. Akers seconded the motion, which was unanimously approved.

The meeting adjourned at approximately 2:17 p.m. Eastern time.